

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 29, 2007

Roland O. Burns
Senior Vice President and Chief Financial Officer
Comstock Resources, Inc.
5300 Town and Country Blvd. Suite 500
Frisco, Texas 75034

> **Re: Comstock Resources, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 1, 2007**
> **File No. 1-3262**

Dear Mr. Burns:

We have completed our review of your 2006 Form 10-K, and do not, at this time, have any further comments.

Sincerely,

Jill Davis
Branch Chief